

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2013

Via E-mail
Nicholas S. Schorsch
Chairman
American Realty Capital Hospitality Trust, Inc.
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital Hospitality Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 4, 2013**
> **File No. 333-190698**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment no. 3 of our letter dated September 12, 2013. Please also provide support for the disclosure on page 103. We will continue to monitor.

The Property Manager and The Sub-Property Manager, page 103

2. We note your description of the sub-property manager. Please clarify whether your sub-property manager has acquired portfolios of hotels and individual hotel assets and whether it holds any hotel assets. In addition, please clarify the holdings of affiliates of your sub-property manager and the number of hotels managed by affiliates of your sub-property manager. To the extent any of these hotels will compete with your intended investments, please disclose.

Membership Interest Purchase Agreement with Barceló Crestline Corporation, page 104

3.   We note your revisions in this section. Please further revise to more specifically quantify the purchase price adjustments, including the indebtedness to be discharged by the seller or provide a range of the prospective adjustments to the purchase price. Please also revise to quantify the cap on the indemnity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Distributions, page 156

4.   Please revise to identify the "alternative sources" you may utilize to fund distribution payments and clarify to state, if true, that you may use offering proceeds to fund distributions.

Description of Potential Real Estate Investments, page 163

5.   We note that you intend to purchase interests in certain entities that retain a minority joint venture interest in two hotels. Please revise to more specifically describe the interests that you intend to purchase in these entities, including a description of the minority joint venture interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Wilson Lee, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
        Steven L. Lichtenfeld, Esq.
        Proskauer Rose LLP